

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 20, 2006

Mr. Mark D. Kucher, Chief Executive Officer
Battle Mountain Gold Exploration Corp.
One East Liberty Street
6th Floor, Suite 9
Reno, Nevada 89504

> **Re:** **Battle Mountain Gold Exploration Corp.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed July 21, 0006**
> **Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2006**
> **Filed December 5, 2006**
> **File No. 000-29657**
>
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 8, 2006**
> **File No. 333-137810**
>
> **Response Letters Dated July 20, 2006, September, 12, 2006, October 4, 2006, and December 5, 2006**

Dear Mr. Kucher:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005, and response letters, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2006

Statements of Operations, page 3

1.	We note your response to comment 5 of our letter dated October 26, 2006. We do not agree with your conclusion that booking the issuance costs as an asset would be misleading to investors. In response to your first bullet, the fact that the annual results for 2006 would not be misstated for the deferral of the issuance costs does not relieve you of your obligation to file quarterly results that are consistent with generally accepted accounting principles (in this case, paragraph 16 of APB 21). In your response to your second bullet, it appears to us that the financing arrangement with Macquarie was negotiated at arms' length, and as such, is reflective of comparable market arrangements. In response to your third bullet, there are several other instances in GAAP where an asset is recorded upon the issuance of a company's equity instrument (e.g., common stock issued as consideration in a purchase business combination, and stock options issued to a service provider in advance of the performance of services). Therefore, we do not believe it is misleading to investors to record a deferred charge in accordance with APB 21. Finally, we do not agree that your purchase of royalty interests and additional disclosure of such purchases constitutes a basis for not recording the deferred issuance costs in accordance with GAAP. We continue to believe you should revise your quarterly financial statements to defer the debt issuance costs.

Revenue Recognition, page 7

2.	We note your response to comment 8 of our letter dated October 26, 2006. We do not believe that you have earned the royalty income for the period of January 15, 2006, through April 25, 2006, pursuant to SAB Topic 13 because you did not own the royalty interests until the closing of the transaction. The fact that the royalty monies were placed in escrow until the closing of the transaction supports our belief that royalty monies do not represent revenue to you. It appears that if you were unable to obtain the necessary financing to purchase the royalty interests, then the monies placed in escrow would have reverted to sellers. We note that the purchase price of $21,850,000 and significant related financing terms were unchanged from the material definitive agreement dated November 26, 2005. Since you did not own the royalty interests until the closing of the transaction, the royalty monies placed in escrow represent, in substance, a decrease in the purchase price. Please revise your financial statements to present the proceeds received as reductions of the assets' purchase price.

Note 7. Warrants, page 11

3.   We note your response to comment 10 of our letter dated October 26, 2006. Confirm to us that the warrants were issued in connection with the April 24, 2006 issuance of 11,669,353 shares of common stock as disclosed in Note 6. Tell us why you believe the issuance of warrants represents an expense. It appears to us that the transaction represents a capital transaction whereby you received cash as consideration for the issuance of common stock and warrants, and the proceeds would be allocated to common stock and warrants based on their relative fair values. Please advise, or revise your financial statements to reflect the issuance of warrants as a capital transaction.

Engineering Comments

Amendment No. 1 to Registration Statement on Form SB-2

4.   We note you disclosure regarding the Relief Canyon royalty found on page 34. Please clarify whether the tonnage and grade estimates disclosed are proven and probable reserves. If not, please remove these estimates from the filing. In addition, the Lluvia Del Oro property disclosure on page 35 provides resource estimates which may not be disclosed under Industry Guide 7. Please remove these estimates from the filing also.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, or April Sifford, Branch Chief, at (202) 551-3684, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director